Exhibit 4.22

Termination Agreement to the Share Purchase Option Agreement

This Termination Agreement to the Share Purchase Option Agreement (hereinafter referred to as this “Agreement”) is entered into on this 1st of July, 2008 in Pudong New Area, Shanghai by and among:

Shanghai Shanda Networking Co., Ltd. (hereinafter referred to as “Shanda”), a limited liability company incorporated and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as the “PRC”)  with its principal business address at No. 208 Juli Road, Pudong New Area, Shanghai; and

Zhang Ying-feng (hereinafter referred to as the “Holding Employee”), a Chinese citizen with the ID Card No.: [XXX];

Shanghai Shulong Technology Development Co., Ltd. (hereinafter referred to as “Shanghai Shulong”), a limited liability company incorporated and existing in accordance with the laws of the PRC with its principal business address at No. 690 Bibo Road, Pudong New Area, Shanghai.

Shanda, Holding Employee and Shanghai Shulong may hereinafter collectively referred to as the “Parties” and, individually referred to as the “Party”.

Whereas, Shanda, Holding Employee and Shanghai Shulong have entered into the Share Purchase Option Agreement (hereinafter referred to as the “Original Agreement”), according to which Shanda has the exclusive option to purchase all Share held by the Holding Employee in Shanghai Shulong at any time subject to the laws of the PRC.

NOW THEREFORE, the Parties have entered into the following terms and conditions in respect of the termination of the Original Agreement through friendly negotiation, and on the basis of willingness and equal footing on July 01, 2008.

1.
The Parties have agreed to terminate the Original Agreement on the date when this Agreement is entered into, and to release their rights and obligations under such Original Agreement. No Party shall bear any breaching liability to any other Party.

2.	The rights and obligations of each Party under the Original Agreement shall remain in force before this Agreement is entered into.

3.	This Agreement comes to effect immediately after it is entered into by the Parties.

4.	Any dispute in relation to the Original Agreement and this Agreement shall be referred to the China International Economic and Trade Arbitration Commission

Shanghai Commission (“CIETACSC”) according to the Rules of CIETACSC in force for the time being.

5.	This Agreement is made in three (3) counterparts with each Party holding one (1) counterpart. Each counterpart shall have the same effect and force with the others.

IN WITNESS WHEREOF, the Parties have duly caused their authorized representatives to enter into this Contract in Shanghai as of the day and year first above written.

Shanghai Shanda Networking Co., Ltd.

Authorized Representative (Sign):

Name:

Title:

Holding Employee

Signed by:

Name: Zhang Ying-feng

Shanghai Shulong Technology Development Co., Ltd.

Authorized Representative (Sign):

Name:

Title: